Exhibit 99.(d)(2)

Schedule A

to the Investment Advisory Agreement

Dated as of December 13, 2022 between

WisdomTree Digital Trust

and WisdomTree Digital Management, Inc.

Name of Series	Fee %
WisdomTree Short-Term Treasury Digital Fund	0.00%
WisdomTree 3-7 Year Treasury Digital Fund	0.00%
WisdomTree 7-10 Year Treasury Digital Fund	0.00%
WisdomTree Long-Term Treasury Digital Fund	0.00%
WisdomTree Floating Rate Treasury Digital Fund	0.00%
WisdomTree TIPS Digital Fund	0.00%
WisdomTree 500 Digital Fund	0.00%
WisdomTree Technology & Innovation 100 Digital Fund	0.10%
WisdomTree Short-Duration Income Digital Fund	0.15%
WisdomTree S&P 500 Twitter Sentiment Digital Fund	0.40%